UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                     FORM 15


CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                                 Commission File Number  1-15172
                                                                       ---------

                       Corporacion Durango, S.A. de C.V.*
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             (Exact name of registrant as specified in its charter)


Torre Corporativa Durango, Potasio 150, Ciudad Industrial, Durango, Durango,
                          Mexico 34220, (52-18) 29-1000
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    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


         13 1/8% Senior Notes due 2006 and 13 1/2% Senior Notes due 2008
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            (Title of each class of securities covered by this Form)


                                      None
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       (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)  / /                  Rule 12h-3(b)(1)(i)  / /
         Rule 12g-4(a)(1)(ii) / /                  Rule 12h-3(b)(1)(ii) / /
         Rule 12g-4(a)(2)(i)  / /                  Rule 12h-3(b)(2)(i)  / /
         Rule 12g-4(a)(2)(ii) / /                  Rule 12h-3(b)(2)(ii) / /
                                                   Rule 15d-6           /X/

         Approximate number of holders of record as of the certification or notice date: Not applicable

         Pursuant to the requirements of the Securities Exchange Act of 1934 Corporacion Durango, S.A. de C.V. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 25, 2002             By: /s/Gabriel Villegas
                                        -------------------------------
                                        Name:  Gabriel Villegas
                                        Title:  Counsel to registrant


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*    Effective October 8, 2001, Corporacion Durango, S.A. de C.V. ("Old Codusa")
     merged with and into Grupo Industrial Durango, S.A. de C.V. ("GID"). GID survived the merger. On February 8, 2002, after the expiration of all waiting periods in Mexico, all conditions to the effectiveness of the merger were satisfied, and on February 12, 2002, GID changed its name to "Corporacion Durango, S.A. de C.V." ("New Codusa"). Old Codusa has no further reporting obligations under Section 12(b) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "1934 Act"). New Codusa will continue to file reports under the 1934 Act. The form is being filed by New Codusa on behalf of Old Codusa.